

June 7, 2011

Mr. Andrew J. Buckland
Chief Financial Officer
PURE Bioscience, Inc.
1725 Gillespie Way
El Cajon, California 92020

> **Re:** **Form 10-K for the Year Ended July 31, 2010**
> **Form 10-Q for the Period Ended January 31, 2011**
> **File No. 1-14468**

Dear Mr. Buckland:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

John Hartz
Senior Assistant Chief Accountant